MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           AT JUNE 30 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing


REF                CONCEPTS                         QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                      FINANCIAL YEAR             FINANCIAL YEAR
                                                    ------------------        -------------------
 S                                                    Amount       %            Amount         %
--                                                  ------------   ---         ----------    ---

  1   TOTAL ASSETS .............................      21,020,093   100         19,250,324   100

  2   CURRENT ASSETS ...........................       8,728,574    42          8,307,497    43
  3   CASH AND SHORT-TERM INVESTMENTS ..........       3,457,498    16          2,613,112    14
  4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..       2,818,407    13          2,691,145    14
  5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE ..       1,150,985     5          1,192,297     6
  6   INVENTORIES ..............................       1,102,742     5          1,601,493     8
  7   OTHER CURRENT ASSETS .....................         198,942     1            209,450     1
  8   LONG-TERM ................................       9,918,913    47          8,213,593    43
  9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET) ..       6,254,395    30          3,774,735    20
 10   INVESTMENT IN SHARES OF SUBSIDIARIES
      AND NON-CONSOLIDATED ASSOCIATED ..........         523,161     2            866,430     5
 11   OTHER INVESTMENTS ........................       3,141,357    15          3,572,428    19
 12   PROPERTY, PLANT AND EQUIPMENT ............       1,084,405     5          1,146,412     6
 13   PROPERTY .................................         621,771     3            631,080     3
 14   MACHINERY AND INDUSTRIAL EQUIPMENT (NET) .       1,912,199     9          2,105,033    11
 15   OTHER EQUIPMENT ..........................         380,087     2            371,741     2
 16   ACCUMULATED DEPRECIATION .................       1,829,652     9          1,961,442    10
 17   CONSTRUCTION IN PROGRESS .................               0     0                  0     0
 18   DEFERRED ASSETS (NET) ....................       1,288,201     6          1,582,822     8
 19   OTHER ASSETS .............................               0     0                  0     0

 20   TOTAL LIABILITIES ........................      14,853,858   100         13,420,316   100

 21   CURRENT LIABILITIES ......................       6,060,687    41          6,652,132    50
 22   SUPPLIERS ................................       1,599,978    11          1,215,186     9
 23   BANK LOANS ...............................         417,653     3          1,036,483     8
 24   STOCK MARKET LOANS .......................          10,865     0             14,879     0
 25   TAXES TO BE PAID .........................         173,138     1            123,439     1
 26   OTHER CURRENT LIABILITIES ................       3,859,053    26          4,262,145    32
 27   LONG-TERM LIABILITIES ....................       8,344,817    56          6,280,968    47
 28   BANK LOANS ...............................       3,126,127    21          3,284,606    24
 29   STOCK MARKET LOANS .......................       4,896,205    33          2,955,692    22
 30   OTHER LOANS ..............................         322,485     2             40,670     0
 31   DEFERRED LOANS ...........................          12,687     0             12,648     0
 32   OTHER LIABILITIES ........................         435,667     3            474,568     4

 33   CONSOLIDATED STOCK HOLDERS' EQUITY .......       6,166,235   100          5,830,008   100


 34   MINORITY INTEREST ........................         581,722     9            439,247     8
 35   MAJORITY INTEREST ........................       5,584,513    91          5,390,761    92
 36   CONTRIBUTED CAPITAL ......................       4,752,324    77          9,109,882   156
 37   PAID-IN CAPITAL STOCK (NOMINAL) ..........       3,177,819    52          3,173,580    54
 38   RESTATEMENT OF PAID-IN CAPITAL STOCK .....          32,992     1          1,125,430    19
 39   PREMIUM ON SALES OF SHARES ...............       1,541,513    25          4,810,872    83
 40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES               0     0                  0     0
 41   CAPITAL INCREASE (DECREASE) ..............         832,189    13         -3,719,121   -64
 42   RETAINED EARNINGS AND CAPITAL RESERVE ....         201,287     3         -4,657,778   -80
 43   REPURCHASE FUND OF SHARES ................         634,231    10          1,433,229    25
 44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
      HOLDERS' EQUITY ..........................        -136,378    -2           -290,374    -5

 45   NET INCOME FOR THE YEAR ..................         133,049     2           -204,198    -4


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                CONCEPTS                         QUARTER OF PRESENT        QUARTER OF PREVIOUS
                                                      FINANCIAL YEAR             FINANCIAL YEAR
                                                    ------------------        -------------------
 S                                                    Amount       %            Amount         %
--                                                  ------------   ---         ----------    ---

  3   CASH AND SHORT-TERM INVESTMENTS ..........       3,457,498   100          2,613,112   100
 46   CASH .....................................       1,633,807    47          1,062,032    41
 47   SHORT-TERM INVESTMENTS ...................       1,823,691    53          1,551,080    59

 18   DEFERRED ASSETS (NET) ....................       1,288,201   100          1,582,822   100
 48   AMORTIZED OR REDEEMED EXPENSES ...........         676,465    53            527,672    33
 49   GOODWILL .................................               0     0                  0     0
 50   DEFERRED TAXES ...........................         611,736    47          1,055,150    67
 51   OTHERS ...................................               0     0                  0     0

 21   CURRENT LIABILITIES ......................       6,060,687   100          6,652,132   100
 52   FOREING CURRENCY LIABILITIES .............       3,479,442    57          3,851,098    58
 53   MEXICAN PESOS LIABILITIES ................       2,581,245    43          2,801,034    42

 24   STOCK MARKET LOANS .......................          10,865   100             14,879   100
 54   COMMERCIAL PAPER .........................               0     0                  0     0
 55   CURRENT MATURITIES OF MEDIUM TERM NOTES ..               0     0                  0     0
 56   CURRENT MATURITIES OF BONDS ..............          10,865   100             14,879   100

 26   OTHER CURRENT LIABILITIES ................       3,859,053   100          4,262,145   100
 57   OTHER CURRENT LIABILITIES WITH COST ......          57,311     1             37,251     1
 58   OTHER CURRENT LIABILITIES WITHOUT COST ...       3,801,742    99          4,224,894    99

 27   LONG-TERM LIABILITIES ....................       8,344,817   100          6,280,968   100
 59   FOREING CURRENCY LIABILITIES .............       7,297,012    87          5,257,375    84
 60   MEXICAN PESOS LIABILITIES ................       1,047,805    13          1,023,593    16

 29   STOCK MARKET LOANS .......................       4,896,205   100          2,955,692   100
 61   BONDS ....................................         800,000    16                  0     0
 62   MEDIUM TERM NOTES ........................       4,096,205    84          2,955,692   100

 30   OTHER LOANS ..............................         322,485   100             40,670   100
 63   OTHER LOANS WITH COST ....................         322,485   100             40,670   100
 64   OTHER LOANS WITHOUT COST .................               0     0                  0     0

 31   DEFERRED LOANS ...........................          12,687   100             12,648   100
 65   NEGATIVE GOODWILL ........................               0     0                  0     0
 66   DEFERRED TAXES ...........................               0     0                  0     0
 67   OTHERS ...................................          12,687   100             12,648   100

 32   OTHER LIABILITIES ........................         435,667   100            474,568   100
 68   RESERVES .................................         435,667   100            474,568   100
 69   OTHERS LIABILITIES .......................               0     0                  0     0

 44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK        -136,378   100           -290,374   100
       HOLDERS EQUITY............................
 70   ACCUMULATED INCOME DUE TO MONETARY POSITION              0     0                  0     0
 71   INCOME FROM NON-MONETARY POSITION ASSETS .        -136,378   100           -290,374   100





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                    CONCEPTS                     QUARTER OF PRESENT       QUARTER OF PREVIOUS
                                                      FINANCIAL YEAR            FINANCIAL YEAR
S                                                          Amount                  Amount
                                                    ------------------       --------------------

72    WORKING CAPITAL                                     2,667,887              1,655,365
73    PENSIONS FUND AND SENIORITY PREMIUMS                    5,062                  5,368
74    EXECUTIVES (*)                                             15                     16
75    EMPLOYERS (*)                                           2,783                  3,036
76    WORKERS (*)                                             9,594                  7,033
77    CIRCULATION SHARES (*)                          1,868,889,516          1,865,054,114
78    REPURCHASED SHARES (*)                                      0                      0

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.






                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                     CONCEPTS                       QUARTER OF PRESENT      QUARTER OF PREVIOUS
R                                                        FINANCIAL YEAR           FINANCIAL YEAR
                                                       ------------------      -------------------
                                                          Amount       %           Amount      %
                                                       -----------   ---        ----------   ---

 1   NET SALES ................................          8,171,052   100         5,858,312   100
 2   COST OF SALES ............................          7,201,961    88         5,184,136    88
 3   GROSS INCOME .............................            969,091    12           674,176    12
 4   OPERATING ................................            560,979     7           530,647     9
 5   OPERATING INCOME .........................            408,112     5           143,529     2
 6   TOTAL FINANCING COST .....................            121,586     1            67,158     1
 7   INCOME AFTER FINANCING COST ..............            286,526     4            76,371     1
 8   OTHER FINANCIAL OPERATIONS ...............            -55,989    -1            97,667     2
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ..................................            342,515     4           -21,296     0
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ..................................            161,747     2           200,385     3
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ..................................            180,768     2          -221,681    -4
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ..............             59,158     1            14,965     0
13   CONSOLIDATED NET INCOME OF CONTINUOUS ....            239,926     3          -206,716    -4

14   INCOME OF DISCONTINUOUS OPERATIONS .......                  0     0                 0     0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS ......................            239,926     3          -206,716    -4
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                   0     0                 0     0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES .........                  0     0                 0     0
18   NET CONSOLIDATED INCOME ..................            239,926     3          -206,716    -4
19   NET INCOME OF MINORITY INTEREST ..........            106,877     1            -2,518     0
20   NET INCOME OF MAJORITY INTEREST ..........            133,049     2          -204,198    -3



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                     CONCEPTS                          QUARTER OF PRESENT      QUARTER OF PREVIOUS
R                                                            FINANCIAL YEAR           FINANCIAL YEAR
                                                          ------------------      -------------------
                                                               Amount      %           Amount      %
                                                            -----------   ---        ----------   ---

 1   NET SALES .....................................          8,171,052   100         5,858,312   100
21   DOMESTIC ......................................          6,928,671    85         4,678,259    80
22   FOREIGN .......................................          1,242,381    15         1,180,053    20
23   TRANSLATED INTO DOLLARS (***) .................            115,894     1           102,882     2

 6   TOTAL FINANCING COST ..........................            121,586   100            67,158   100
24   INTEREST PAID .................................            229,516   189           160,851   240
25   EXCHANGE LOSSES ...............................            725,391   597           319,991   476
26   INTEREST EARNED ...............................            136,028   112            89,862   134
27   EXCHANGE PROFITS ..............................            714,936   588           336,572   501
28   GAIN DUE TO MONETARY POSITION .................             -8,750    -7              -297     0
42   LOST IN RESTATEMENT OF UDIS ...................             26,393    22            13,047    19
43   GAIN IN RESTATEMENT OF UDIS ...................                  0     0                 0     0

 8   OTHER FINANCIAL OPERATIONS ....................            -55,989   100            97,667   100
29   OTHER NET EXPENSES (INCOME) NET ...............            -55,989   100            97,667   100
30   (PROFIT) LOSS ON SALE OF OWN SHARES ...........                  0     0                 0     0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                  0     0                 0     0

10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING .            161,747   100           200,385   100
32   INCOME TAX ....................................             21,411    13            41,021    20
33   DEFERED INCOME TAX ............................            127,063    79           150,297    75
34   WORKERS' PROFIT SHARING .......................             11,902     7             9,336     5
35   DEFERED WORKERS' PROFIT SHARING ...............              1,371     1              -269     0

(***) THOUSANDS OF DOLLARS




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                     CONCEPTS                          QUARTER OF PRESENT      QUARTER OF PREVIOUS
R                                                            FINANCIAL YEAR           FINANCIAL YEAR
                                                          ------------------      -------------------
                                                                  Amount               Amount
                                                               -----------           ----------

36   TOTAL SALES ............................                    8,197,921           5,866,233
37   NET INCOME OF THE YEAR .................                     -463,015                   0
38   NET SALES (**) .........................                   15,500,234          11,590,034
39   OPERATION INCOME (**) ..................                      790,320             110,729
40   NET INCOME OF MAYORITY INTEREST(**) ....                      430,593            -960,009
41   NET CONSOLIDATED INCOME (**) ...........                      603,481          -1,010,030

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                 FROM APRIL THE 1st TO JUNE 30 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                   CONCEPTS                         QUARTER OF PRESENT     QUARTER OF PREVIOUS
RT                                                       FINANCIAL YEAR          FINANCIAL YEAR
                                                           Amount      %          Amount       %


 1   NET SALES ................................          4,163,211   100         3,235,607   100
 2   COST OF SALES ............................          3,665,322    88         2,846,364    88
 3   GROSS INCOME .............................            497,889    12           389,243    12
 4   OPERATING ................................            288,587     7           311,284    10
 5   OPERATING INCOME .........................            209,302     5            77,959     2
 6   TOTAL FINANCING COST .....................            101,684     2            25,776     1
 7   INCOME AFTER FINANCING COST ..............            107,618     3            52,183     2
 8   OTHER FINANCIAL OPERATIONS ...............            -29,939    -1            69,544     2
 9   INCOME BEFORE TAXES AND WORKERS' PROFIT
     SHARING ..................................            137,557     3           -17,361    -1
10   RESERVE FOR TAXES AND WORKERS' PROFIT
     SHARING ..................................             64,982     2           105,852     3
11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
     SHARING ..................................             72,575     2          -123,213    -4
12   SHARE IN NET INCOME OF SUBSIDIARIES AND
     NON-CONSOLIDATED ASSOCIATES ..............             54,206     1            15,733     0
13   CONSOLIDATED NET INCOME OF CONTINUOUS ....            126,781     3          -107,480    -3

14   INCOME OF DISCONTINUOUS OPERATIONS .......                  0     0                 0     0
15   CONSOLIDATED NET INCOME BEFORE
     EXTRAORDINARY ITEMS ......................            126,781     3          -107,480    -3
16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                   0     0                 0     0
17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
     CHANGES IN ACCOUNTING PRINCIPLES .........                  0     0                 0     0
18   NET CONSOLIDATED INCOME ..................            126,781     3          -107,480    -3
19   NET INCOME OF MINORITY INTEREST ..........             61,201     1             9,378     0
20   NET INCOME OF MAJORITY INTEREST ..........             65,580     2          -116,858    -4



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                           QUARTERLY EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                     CONCEPTS                            QUARTER OF PRESENT     QUARTER OF PREVIOUS
RT                                                            FINANCIAL YEAR          FINANCIAL YEAR
                                                                Amount      %           Amount       %


 1   NET SALES .....................................          4,163,211   100         3,235,607   100
21   DOMESTIC ......................................          3,573,670    86         2,554,170    79
22   FOREIGN .......................................            589,541    14           681,437    21
23   TRANSLATED INTO DOLLARS (***) .................             57,436     1            58,018     2

 6   TOTAL FINANCING COST ..........................            101,684   100            25,776   100
24   INTEREST PAID .................................            160,545   158            71,270   276
25   EXCHANGE LOSSES ...............................            504,350   496           195,976   760
26   INTEREST EARNED ...............................             95,535    94            46,969   182
27   EXCHANGE PROFITS ..............................            487,366   479           197,749   767
28   GAIN DUE TO MONETARY POSITION .................             -1,037    -1            -1,625    -6
42   LOST IN RESTATEMENT OF UDIS ...................             20,727    20             4,873    19
43   GAIN IN RESTATEMENT OF UDIS ...................                  0     0                 0     0

 8   OTHER FINANCIAL OPERATIONS ....................            -29,939   100            69,544   100
29   OTHER NET EXPENSES (INCOME) NET ...............            -29,939   100            69,544   100
30   (PROFIT) LOSS ON SALE OF OWN SHARES ...........                  0     0                 0     0
31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                  0     0                 0     0

10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING .             64,982   100           105,852   100
32   INCOME TAX ....................................             -1,967    -3            -5,153    -5
33   DEFERED INCOME TAX ............................             61,592    95           101,956    96
34   WORKERS' PROFIT SHARING .......................              3,395     5             9,252     9
35   DEFERED WORKERS' PROFIT SHARING ...............              1,962     3              -203     0

(***) THOUSANDS OF DOLLARS



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

                                 Final Printing

REF                      CONCEPTS                         QUARTER OF PRESENT   QUARTER OF PREVIOUS
P                                                           FINANCIAL YEAR        FINANCIAL YEAR
                                                          ------------------   --------------------

     YIELD
 1   NET INCOME TO NET SALES .........................        2.94 %                 -3.53 %
 2   NET INCOME TO STOCK HOLDERS' EQUITY (**) ........        7.71 %                -17.81 %
 3   NET INCOME TO TOTAL ASSETS (**) .................        2.87 %                 -5.25 %
 4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME ......        0.00 %                  0.00 %
 5   INCOME DUE TO MONETARY POSITION TO NET INCOME ...        3.65 %                 -0.14 %

     ACTIVITY
 6   NET SALES TO NET ASSETS (**) ....................        0.74 times              0.60 times
 7   NET SALES TO FIXED ASSETS (**) ..................       14.29 times             10.11 times
 8   INVENTORIES ROTATION (**) .......................       12.29 times              6.50 times
 9   ACCOUNTS RECEIVABLE IN DAYS OF SALES ............       54    days              72    days
10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)        4.27 %                  6.01 %

     LEVERAGE
11   TOTAL LIABILITIES TO TOTAL ASSETS ...............       70.67 %                 69.71 %
12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY ......        2.41 times              2.30 times
13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES       72.55 %                 67.87 %
14   LONG-TERM LIABILITIES TO FIXED ASSETS ...........      769.53 %                547.88 %
15   OPERATING INCOME TO INTEREST PAID ...............        1.78 times              0.89 times
16   NET SALES TO TOTAL LIABILITIES (**) .............        1.04 times              0.86 times

     LIQUIDITY
17   CURRENT ASSETS TO CURRENT LIABILITIES ...........        1.44 times              1.25 times
18   CURRENT ASSETS LESS INVENTORY TO CURRENT
     LIABILITIES .....................................        1.26 times              1.01 times
19   CURRENTS ASSETS TO TOTAL LIABILITIES ............        0.59 times              0.62 times
20   AVAILABLE ASSETS TO CURRENT LIABILITIES .........       57.05 %                 39.28 %

     CASH FLOW
21   CASH FLOW FROM NET INCOME TO NET SALES ..........        6.78 %                 13.50 %
22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
     TO NET SALES ....................................      -21.65 %                -58.33 %
23   CASH GENERATED (USED) IN OPERATING TO
     INTEREST PAID ...................................       -5.30 times            -16.33 times
24   EXTERNAL FINANCING TO CASH GENERATED
     (USED) IN FINANCING .............................       98.17 %                 79.65 %
25   INTERNAL FINANCING TO CASH GENERATED (USED)
     IN FINANCING ....................................        1.83 %                 20.35 %
26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
     TO CASH GENERATED (USED) IN INVESTMENT
     ACTIVITIES ......................................      -22.80 %                  4.44 %

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.





                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT
                                 Final Printing

REF                     CONCEPTS                    QUARTER OF PRESENT     QUARTER OF PREVIOUS
D                                                     FINANCIAL YEAR         FINANCIAL YEAR
                                                           Amount                Amount

 1   BASIC PROFIT PER ORDINARY SHARE (**) ......         $    0.23             $  -0.74
 2   BASIC PROFIT PER PREFERENT SHARE (**) .....         $    0.00             $   0.00
 3   DILUTED PROFIT PER ORDINARY SHARE (**) ....         $    0.00             $   0.00
 4   CONTINUOUS OPERATING PROFIT PER COMUN
        SHARE(**)                                        $    0.32             $  -0.78
 5   EFFECT OF DISCONTINUOUS OPERATING ON
        CONTINUO                                         $    0.00             $   0.00
 6   EFFECT OF EXTRAORDINARY PROFIT AND LOSS ON
        CONTINUO                                         $    0.00             $   0.00
 7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
        CONTINUO                                         $    0.00             $   0.00
 8   CARRYING VALUE PER SHARE ..................         $    2.99             $   2.89
 9   CASH DIVIDEND ACUMULATED PER SHARE ........         $    0.00             $   0.00
10   DIVIDEND IN SHARES PER SHARE ..............              0.00 shares          0.00 shares
11   MARKET PRICE TO CARRYING VALUE ............              1.47 times           1.27 times
12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
     SHARE (**) ................................             19.04 times          -4.96 times
13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
     SHARE (**) ................................              0.00 times           0.00 times

(**) TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE MONTHS.




                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                FROM JANUARY THE 1st TO JUNE 30 OF 2005 AND 2004
                              (Thousands of Pesos)
                                 Final Printing

REF                    CONCEPTS                            QUARTER OF PRESENT   QUARTER OF PREVIOUS
C                                                             FINANCIAL YEAR       FINANCIAL YEAR
                                                                   Amount               Amount


 1   CONSOLIDATED NET INCOME ......................                239,926            -206,716
 2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
     REQUIRE USING CASH ...........................                313,724             997,349
 3   CASH FLOW FROM NET INCOME OF THE YEAR ........                553,650             790,633
 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL .....             -1,769,182          -3,417,109
 5   CASH GENERATED (USED) IN OPERATING ACTIVITIES              -1,215,532          -2,626,476
 6   CASH FLOW FROM EXTERNAL FINANCING ............                769,530           1,501,634
 7   CASH FLOW FROM INTERNAL FINANCING ............                 14,372             383,552
 8   CASH FLOW GENERATED (USED) BY FINANCING ......                783,902           1,885,186
 9   CASH FLOW GENERATED (USED) IN INVESTMENT
     ACTIVITIES ...................................                325,350            -618,723
10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
     INVESTMENTS ..................................               -106,280          -1,360,013
11   CASH AND SHORT-TERM INVESTMENTS AT THE
     BEGINNING OF PERIOD ..........................              3,563,778           3,973,125
12   CASH AND SHORT-TERM INVESTMENTS AT THE END
     OF PERIOD ....................................              3,457,498           2,613,112



                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

                 STOCK EXCHANGE CODE: ICA QUARTER: 2 YEAR: 2005
                           EMPRESAS ICA, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)
                                 Final Printing

REF                          CONCEPTS                               QUARTER OF PRESENT   QUARTER OF PREVIOUS
C                                                                      FINANCIAL YEAR       FINANCIAL YEAR
                                                                             Amount              Amount

 2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
     USING CASH ..............................................               313,724             997,349
13   DEPRECIATION AND AMORTIZATION FOR THE YEAR ..............               377,641             573,234
14   + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
     AND SENIORITY PREMIUMS ..................................                 6,326              -7,548
15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE ...............              -251,133              56,788
16   + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
     ACTUALIZATION ...........................................                     0                   0
17   + (-) OTHER ITEMS .......................................               180,890             374,875
40   + (-) OTHER ITEMS THAT THEY DO NOT HAVE TO DO WITH EBITDA                     0                   0

 4   CASH FLOW FROM CHANGE IN WORKING CAPITAL ................            -1,769,182          -3,417,109
18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE .........            -1,340,156          -3,066,482
19   + (-) DECREASE (INCREASE) IN INVENTORIES ................                69,850            -161,697
20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
     RECEIVABLE ..............................................                79,645            -576,164
21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT ...........              -128,096              -1,996
22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES ..........              -450,425             389,230

 6   CASH FLOW FROM EXTERNAL FINANCING .......................               769,530           1,501,634
23   + SHORT-TERM BANK AND STOCK MARKET FINANCING ............               -81,946             244,689
24   + LONG-TERM BANK AND STOCK MARKET FINANCING .............             2,495,665           3,343,349
25   + DIVIDEND RECEIVED .....................................                     0                   0
26   + OTHER FINANCING .......................................                19,110            -127,473
27   (-) BANK FINANCING AMORTIZATION .........................             -1,663,299           -820,335
28   (-) STOCK MARKET AMORTIZATION ...........................                     0          -1,138,596
29   (-) OTHER FINANCING AMORTIZATION ........................                     0                   0

 7   CASH FLOW FROM INTERNAL FINANCING .......................                14,372             383,552
30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS .............                14,372             383,552
31   (-) DIVIDENS PAID .......................................                     0                   0
32   + PREMIUM ON SALE OF SHARES .............................                     0                   0
33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES .............                     0                   0

 9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
     ACTIVITIES ..............................................               325,350            -618,723
34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
     OF A PERMANENT NATURE ...................................                -3,118             -53,594
35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT ........               -74,166             -27,475
36   (-) INCREASE IN CONSTRUCTIONS IN PROGRESS ...............                     0                   0
37   + SALE OF OTHER PERMANENT INVESTMENTS ...................               598,933              31,027
38   + SALE OF TANGIBLE FIXED ASSETS .........................                17,194              39,089
39   + (-) OTHER ITEMS .......................................              -213,493            -607,770